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email: rsoroko@LTWS.com

SAN FRANCISCO OFFICE
(415) 262-1200
June 3, 2010

Mr. Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Registration Statement on Form S-3/File No. 333-166862

Dear Mr. Riedler:

This letter is in response to your comment letter of May 25, 2010 and is being submitted to you in connection with BioTime's filing of Amendment No. 1 to its registration statement.  A copy of the amendment, redlined to show changes, is also being provided for your reference.

Comment 1

BioTime meets the requirement for the use of Form S-3 in a primary offering under General Instruction 1.B.1 since the market value of the public float of its common shares, as of May 13, 2010 (the day immediately prior to the filing of the registration statement), was $148,439,682 based on the $7.42 closing price of BioTime common shares on the NYSE Amex on that date, and a public float of 20,005,348 shares.  For the purpose of determining the public float, shares held by officers, directors, and beneficial owners of 5% or more of the BioTime common shares have been excluded, without concluding whether any of those shareholders is an “affiliate” as defined in Rule 405.

Attached to this letter is a schedule showing:  (i) the number of shares outstanding; (ii) the number of shares held by beneficial owners of 5% or more of the BioTime common shares (based on information provided by those shareholders) and shares held by officers and directors; (iii) the number of shares in the public float, and (iv) the market value of the shares in the public float as of May 13, 2010.  The table reflects only the beneficial ownership of outstanding shares, and not shares that may be issued upon the exercise of warrants or options.

Securities and Exchange Commission
June 3, 2010

Comment 2

We have amended the prospectus cover page and the discussion leading into the selling security holder share and warrant ownership tables on pages 34 and 35 to explain further that the prospectus includes 7,094,282 outstanding shares and 3,836,997 outstanding warrants that are being offered by the selling security holders.  The discussion of the securities offered by the selling security holders on pages 31 through 33 provides additional information concerning the original issuance of the shares and warrants to the selling security holders.

We have also revised the fee calculation table to show that the registration statement covers 2,694,282 shares and 6,850,152 warrants and a like number of underlying common shares that were previously registered in registration statements 333-109442 and 333-128083.  The facing page of the registration statement contains the statement required by Rule 429 identifying the two earlier registration statements to which the S-3 relates.

Comment 3

We have amended the prospectus to provide for an 11:59 p.m. expiration time of the discount offer.  Exhibit 4.4 has also been amended to reflect the change in the expiration time.

Comment 4

We have included the 8-K filed on January 6, 2010 in the list of reports incorporated by reference.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

Richard S. Soroko

Market Cap Calculation for SEC Comments on S-3

Common Shares Outstanding at 5/7/2010	39,908,164
Less: Shares held by Certain Beneficial Owners and Management	19,902,816
Adjusted Common Shares Outstanding	20,005,348
Closing Stock Price on 5/13/2010 (date prior to filing of S-3)	$7.42
Adjusted Market Cap	$148,439,682.16

Shares Owned by Officers, Directors, and Certain Beneficial Owners
Broadwood Partners LP (1)	6,906,607
Alfred D Kingsley (2)	7,564,160
George Karfunkel	4,982,217
Michael D West	20,000
Judith Segall	417,332
Steven A Seinberg	2,500
Arnold I Burns	10,000
Shares held by Certain Beneficial Owners and Management	19,902,816

Footnotes
(1)	Includes shares held by Neal C Bradsher
(2)	Includes shares held by Greenbelt Corp, Greenway Partners LP, and Gary K Duberstein.